28 March 2006

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that on 28 March 2006 it purchased 765,000 Reed Elsevier PLC ordinary shares at a price of 561.0239 pence per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 9,089,000 Reed Elsevier PLC ordinary shares in treasury, and has 1,269,400,672 Reed Elsevier PLC ordinary shares in issue (excluding treasury shares).

Reed Elsevier NV announces that on 28 March 2006 it purchased 500,000 Reed Elsevier NV ordinary shares at a price of €12.0785 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 5,921,500 Reed Elsevier NV ordinary shares in treasury, and has 738,042,143 Reed Elsevier NV ordinary shares in issue (excluding treasury shares).